

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Nathan Gooden
Chief Financial Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York 10014

Squarespace, Inc.

> **Re: Squarespace, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated June 16, 2023**
> **File No. 001-40393**

Dear Nathan Gooden:

We have reviewed your June 16, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Operating Segments and Reporting Units, page 63

1. We note your response to our prior comment 2, however, your response did not address all the quantitative thresholds noted in ASC 280-10-50-12. Please tell us how you considered ASC 280-10-50-12. Also, since the aggregation criteria of ASC 280-10-50-11 was not met, tell us why you believe it is appropriate to state, "the Company's business operates in two operating segments which are aggregated into one reportable segment." Please consider revising future disclosure.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology